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                      February 12, 2024

       Stuart Ingall-Tombs
       Chief Financial Officer
       Rentokil Initial plc
       Compass House
       Manor Royal
       Crawley
       West Sussex RH10 9PY
       United Kingdom

                                                        Re: Rentokil Initial
plc
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41524

       Dear Stuart Ingall-Tombs:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services